Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2021

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2021 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 June 2021 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 5 May 2021, ADB's Board of Governors approved the following with respect to its 2020 reported net income of U.S.$1,344.7 million, after appropriation of guarantee fees to the special reserve:

a. U.S.$213.0 million representing adjustments for the net unrealized gains for the year ended 31 December 2020, be added to the cumulative revaluation adjustments account;

b. U.S.$734.3 million be allocated to the ordinary reserve;

c. U.S.$292.4 million be allocated to the Asian Development Fund;

d. U.S.$90.0 million be allocated to the Technical Assistance Special Fund; and

e. U.S.$15.0 million be allocated to the Asia Pacific Disaster Response Fund.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2021

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1563_AUDM0032_00_1	6-May-21	6-Nov-25	AUD700mn .80% Notes due 6 November 2025	AUD	700,000,000.00
			AUD TOTAL		**700,000,000.00**
1562_GMTN1274_00_1	4-May-21	4-May-28	CAD750mn 1.50% Notes due 4 May 2028	CAD	750,000,000.00
1574_GMTN1284_00_2	2-Jun-21	2-Jun-31	CAD30mn 1.86% Notes due 2 June 2031	CAD	30,000,000.00
			CAD TOTAL		**780,000,000.00**
1325_GMTN1049_12_1	9-Apr-21	5-Mar-24	CNY200mn 2.90% Notes due 5 March 2024	CNY	200,000,000.00
1325_GMTN1049_13_1	25-Jun-21	5-Mar-24	CNY350mn 2.375% Notes due 5 March 2024	CNY	350,000,000.00
1469_GMTN1186_01_2	12-May-21	29-Apr-23	CNY100mn 2.375% Notes due 29 April 2023	CNY	100,000,000.00
1557_GMTN1269_00_2	12-Apr-21	12-Apr-23	CNY325mn 2.60% Notes due 12 April 2023	CNY	325,000,000.00
			CNY TOTAL		**975,000,000.00**
1577_GMTN1287_00_2	9-Jun-21	9-Jun-66	EUR60mn Zero Coupon Callable Notes due 9 June 2066	EUR	60,000,000.00
1583_GMTN1294_00_1	17-Jun-21	17-Jun-31	EUR1bn 0.100% Notes due 17 June 2031	EUR	1,000,000,000.00
			EUR TOTAL		**1,060,000,000.00**
1561_GMTN1273_00_1	20-Apr-21	7-Dec-27	GBP500mn 0.75% Notes due 7 December 2027	GBP	500,000,000.00
1561_GMTN1273_01_1	28-May-21	7-Dec-27	GBP250mn 0.75% Notes due 7 December 2027	GBP	250,000,000.00
1584_GMTN1295_00_2	18-Jun-21	18-Jun-25	GBP100mn 0.33% Callable Notes due 18 June 2025	GBP	100,000,000.00
			GBP TOTAL		**850,000,000.00**
1564_GMTN1275_00_2	4-May-21	4-May-22	GHS120mn 12% Notes due 4 May 2022 payable in United States dollars	GHS	120,000,000.00
			GHS TOTAL		**120,000,000.00**
1585_GMTN1296_00_2	30-Jun-21	30-Jun-24	HKD400mn 0.305% Notes due 30 June 2024	HKD	400,000,000.00
1589_GMTN1299_00_2	30-Jun-21	30-Jun-24	HKD150mn 0.41% Notes due 30 June 2024	HKD	150,000,000.00
			HKD TOTAL		**550,000,000.00**
1587_GMTN1291_00_1	23-Jun-21	18-Sep-29	KZT13.347bn 10.45% Amortizing Notes due 18 September 2029	KZT	13,346,760,000.00
			KZT TOTAL		**13,346,760,000.00**
1581_GMTN1292_00_1	18-Jun-21	18-Jun-26	NOK2bn 1.342% Notes due 18 June 2026	NOK	2,000,000,000.00
			NOK TOTAL		**2,000,000,000.00**
1571_NZDM0013_00_1	19-May-21	19-May-31	NZD375mn 2.125% Notes 19 May 2031	NZD	375,000,000.00
			NZD TOTAL		**375,000,000.00**
1516_GMTN1235_01_1	16-Apr-21	16-Oct-25	PKR1.110bn 8.70% Notes due 16 October 2025 payable in United States dollars	PKR	1,110,000,000.00
			PKR TOTAL		**1,110,000,000.00**
1566_GMTN1276_00_2	7-May-21	7-May-26	RUB3.0bn 5% Notes due 7 May 2026	RUB	3,000,000,000.00
			RUBTOTAL		**3,000,000,000.00**
1143_GMTN0876_01_1	23-Jun-21	14-Aug-26	USD100mn 1.75% Notes due 14 August 2026	USD	100,000,000.00
1559_GMTN1271_00_1	14-Apr-21	14-Apr-26	USD5.0bn 1.00% Global Notes due 14 April 2026	USD	5,000,000,000.00
1560_GMTN1272_00_2	16-Apr-21	16-Apr-61	USD30mn Zero Coupon Callable Notes due 16 April 2061	USD	30,000,000.00
1565_GMTN1277_00_2	4-May-21	4-May-61	USD20mn 2.73% Callable Notes due 4 May 2061	USD	20,000,000.00
1567_GMTN1278_00_2	12-May-21	12-May-61	USD30mn Zero Coupon Callable Notes due 12 May 2061	USD	30,000,000.00
1568_GMTN1279_00_2	12-May-21	12-May-61	USD20mn Zero Coupon Callable Notes due 12 May 2061	USD	20,000,000.00
1572_GMTN1282_00_2	25-May-21	25-May-61	USD20mn 2.85% Callable Notes due 25 May 2061	USD	20,000,000.00
1573_GMTN1283_00_2	27-May-21	27-May-71	USD30mn Zero Coupon Callable Notes due 27 May 2071	USD	30,000,000.00
1579_GMTN1289_00_1	9-Jun-21	11-Jun-24	USD4.0bn 0.375% Global Notes due 11 June 2024	USD	4,000,000,000.00
1580_GMTN1290_00_1	9-Jun-21	9-Jun-28	USD1.50bn 1.25% Global Notes due 9 June 2028	USD	1,500,000,000.00
1582_GMTN1293_00_2	16-Jun-21	16-Jun-26	USD250mn Floating Rate Notes due 16 June 2026	USD	250,000,000.00
			USD TOTAL		**11,000,000,000.00**
1558_GMTN1270_00_2	16-Apr-21	16-Oct-21	ZAR1.750bn 4.48% Notes due 16 October 2021	ZAR	1,750,000,000.00
1569_GMTN1280_00_2	13-May-21	13-Nov-21	ZAR750mn 4.58% Notes due 13 November 2021	ZAR	750,000,000.00
1570_GMTN1281_00_2	18-May-21	18-Nov-21	ZAR750mn 4.55% Notes due 18 November 2021	ZAR	750,000,000.00
1575_GMTN1285_00_2	4-Jun-21	4-Jun-22	ZAR500mn 4.87% Notes due 4 June 2022	ZAR	500,000,000.00
1576_GMTN1286_00_2	7-Jun-21	7-Dec-21	ZAR250mn 4.95% Notes due 7 December 2021	ZAR	250,000,000.00
1578_GMTN1288_00_2	10-Jun-21	10-Jun-22	ZAR1bn 4.78% Fixed Rate Note Due June 10 2022	ZAR	1,000,000,000.00
			ZAR TOTAL		**5,000,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2021

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0867_GMTN0620_00_2	26-May-21	26-May-21	AUD124mn 0.50% Deep Disc Notes due 26 May 2021	0.00	124,000,000.00
				AUD - TOTAL	**0.00**	**124,000,000.00**
BRL						
BRL	1295_GMTN1020_00_2	6-Apr-21	6-Apr-21	BRL50mn Zero Coupon Discount Notes due 6 Apr 2021 payable in United States dollar	0.00	50,000,000.00
				BRL - TOTAL	**0.00**	**50,000,000.00**
HKD						
HKD	1415_GMTN1133_00_2	29-Apr-21	29-Apr-21	HKD400mn 1.00% Notes due 29 April 2021	0.00	400,000,000.00
HKD	1417_GMTN1136_00_2	29-Apr-21	29-Apr-21	HKD300mn 0.88% Notes due 29 April 2021	0.00	300,000,000.00
HKD	1421_GMTN1139_00_2	14-May-21	14-May-21	HKD115mn 0.60% Notes due 14 May 2021	0.00	115,000,000.00
HKD	1422_GMTN1140_00_2	4-Jun-21	4-Jun-21	HKD200mn 1.18% Notes due 4 June 2021	0.00	200,000,000.00
HKD	1423_GMTN1141_00_2	9-Jun-21	9-Jun-21	HKD200mn 1.15% Notes due 9 June 2021	0.00	200,000,000.00
HKD	1424_GMTN1142_00_2	7-Jun-21	7-Jun-21	HKD100mn 1.156% Notes due 7 June 2021	0.00	100,000,000.00
HKD	1427_GMTN1145_00_2	28-Jun-21	28-Jun-21	HKD100mn 0.54% Notes due 28 June 2021	0.00	100,000,000.00
				HKD - TOTAL	**0.00**	**1,415,000,000.00**
JPY						
JPY	1337_GMTN1059_00_2	15-Apr-21	15-Apr-21	JPY5.02bn 1.5% Callable Dual Currency Notes due 15 April 2021	0.00	5,020,000,000.00
JPY	1382_GMTN1101_00_2	24-Nov-21	24-May-21	JPY 329mn 1.00% Callable Dual Currency Notes due 24 November 2021	329,000,000.00 [a]	0.00
JPY	1383_GMTN1102_00_2	24-Nov-21	24-May-21	JPY 587mn 1.00% Callable Dual Currency Notes due 24 November 2021	587,000,000.00 [a]	0.00
JPY	1344_GMTN1067_00_2	27-May-21	27-May-21	JPY8.05bn 1.5% Callable Dual Currency Notes due 27 May 2021	0.00	8,005,000,000.00
JPY	1345_GMTN1068_00_2	30-May-24	28-May-21	JPY1.341bn 1.5% Callable Dual Currency Notes due 30 May 2024	1,341,000,000.00 [a]	0.00
JPY	1346_GMTN1069_00_2	24-Jun-21	24-Jun-21	JPY4.839bn 1.5% Callable Dual Currency Notes due 24 June 2021	0.00	4,839,000,000.00
				JPY - TOTAL	**2,257,000,000.00**	**17,864,000,000.00**
KZT						
KZT	1480_GMTN1187_00_1	22-Oct-22	22-Apr-21	KZT3.875bn 10.12% Amortizing Notes dye 22 October 2022	79,060,302.00 [b]	0.00
				KZT - TOTAL	**79,060,302.00**	**0.00**
MXN						
MXN	1261_GMTN0987_00_2	20-May-21	20-May-21	MXN179.58mn 7.10% Notes due 20 May 2021	0.00	179,580,000.00
MXN	1271_GMTN0997_00_2	24-Jun-21	24-Jun-21	MXN280mn 7.15% Notes due 24 June 2021	0.00	280,000,000.00
				MXN- TOTAL	**0.00**	**459,580,000.00**
NZD						
NZD	1121_NZDM0006_00_1	28-Apr-21	28-Apr-21	NZD200mn 2.875% Notes due 28 April 2021	0.00	200,000,000.00
NZD	1121_NZDM0006_01_1	28-Apr-21	28-Apr-21	NZD400mn 2.875% Notes due 28 April 2021	0.00	400,000,000.00
				NZD - TOTAL	**0.00**	**600,000,000.00**
TRY						
TRY	1190_GMTN0920_00_2	26-May-21	26-May-21	TRY105.20mn 9.55% Notes due 26 May 2021	0.00	105,200,000.00
TRY	1253_GMTN0979_00_2	23-Apr-21	23-Apr-21	TRY289mn 12.26% Notes due 23 April 21	0.00	289,000,000.00
TRY	1262_GMTN0988_00_2	20-May-21	20-May-21	TRY85.43mn 15.07% Notes due 20 May 2021	0.00	85,430,000.00
				TRY - TOTAL	**0.00**	**479,630,000.00**
USD						
USD	1123_GMTN0857_00_2	12-May-46	12-May-21	USD30mn Zero Coupon Callable Notes due 12 May 2046	30,000,000.00 [a]	0.00
USD	1124_GMTN0858_00_2	23-May-46	24-May-21	USD30mn 3.08% Callable Notes due 23 May 2046	30,000,000.00 [a]	0.00
USD	1133_GMTN0867_00_1	16-Jun-21	16-Jun-21	USD500mn Floating Rate Notes due 16 June 2021	0.00	500,000,000.00
USD	1133_GMTN0867_01_1	16-Jun-21	16-Jun-21	USD500mn Floating Rate Notes due 16 June 2021	0.00	500,000,000.00
USD	1194_GMTN0923_00_1	8-Jun-21	8-Jun-21	USD1.75bn 1.75% Global Notes due 8 June 2021	0.00	1,750,000,000.00
USD	1133_GMTN0867_02_1	16-Jun-21	16-Jun-21	USD150mn Floating Rate Notes due 16 June 2021	0.00	150,000,000.00
USD	1194_GMTN0923_01_1	8-Jun-21	8-Jun-21	USD150mn 1.75% Global Notes due 8 June 2021	0.00	150,000,000.00
USD	1332_GMTN1056_00_2	15-Apr-29	15-Apr-21	USD50mn 3.00% Callable Notes due 15 April 2029	50,000,000.00 [a]	0.00
USD	1133_GMTN0867_03_1	16-Jun-21	16-Jun-21	USD100mn Floating Rate Notes due 16 Jun 2021	0.00	100,000,000.00
USD	1133_GMTN0867_04_1	16-Jun-21	16-Jun-21	USD100mn Floating Rate Notes due 16 Jun 2021	0.00	100,000,000.00
USD	1133_GMTN0867_05_1	16-Jun-21	16-Jun-21	USD300mn Floating Rate Notes due 16 Jun 2021	0.00	300,000,000.00
USD	1133_GMTN0867_06_1	16-Jun-21	16-Jun-21	USD50mn Floating Rate Notes due 16 Jun 2021	0.00	50,000,000.00
USD	1133_GMTN0867_07_1	16-Jun-21	16-Jun-21	USD150mn Floating Rate Notes due 16 Jun 2021	0.00	150,000,000.00
USD	1133_GMTN0867_08_1	16-Jun-21	16-Jun-21	USD100mn Floating Rate Notes due 16 Jun 2021	0.00	100,000,000.00
USD	1133_GMTN0867_09_1	16-Jun-21	16-Jun-21	USD100mn Floating Rate Notes due 16 Jun 2021	0.00	100,000,000.00
USD	1133_GMTN0867_10_1	16-Jun-21	16-Jun-21	USD100mn Floating Rate Notes due 16 Jun 2021	0.00	100,000,000.00
USD	1336_GMTN1060_00_2	16-Apr-29	16-Apr-21	USD100mn 3.01% Callable Notes due 16 April 2029	100,000,000.00 [a]	0.00
				USD - TOTAL	**210,000,000.00**	**4,050,000,000.00**

[a] Fully terminated on indicated Redemption Date

[b] Amortized notional on indicated Redemption Date